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                                            FILING PURSUANT TO RULE 425 OF THE
                                            SECURITIES ACT OF 1933, AS AMENDED

                                            FILER: NORTHROP GRUMMNAN CORPORATION

                                            SUBJECT COMPANY: TRW INC. NO 1-2384

                                            FILING: REGISTRATION STATEMENT ON
                                                    FORM S-4 (REGISTRATION NO.
                                                    333-83672)

NEWS                                                Northrop Grumman Corporation
                                                    Public Information
                                                    1840 Century Park East
                                                    Los Angeles, California
                                                    90067-2199
                                                    Telephone  310-553-6262
                                                    Fax  310-556-4561
[LOGO OF NORTHROP GRUMMAN]          Contact:  Frank Moore (Media) (310) 201-3335
                                          Gaston Kent (Investors) (310) 201-3423
For Immediate Release

NORTHROP GRUMMAN EXTENDS TENDER OFFER
-------------------------------------
FOR ALL OUTSTANDING SHARES OF TRW INC.
--------------------------------------

LOS ANGELES, March 29, 2002 -- Northrop Grumman Corporation (NYSE: NOC) today announced that it has extended its pending exchange offer for all outstanding shares of common and preferred stock of TRW Inc. (NYSE: TRW) from March 29, 2002, to April 12, 2002, at midnight EDT.

Approximately 2,111,116 shares of TRW common stock; 591 shares of Cumulative Serial Preference Stock II, $4.40 Convertible Series 1; and 2,282 shares of Cumulative Serial Preference Stock II, $4.50 Convertible Series 3 had been tendered to Northrop Grumman as of 5:00 p.m. EST on March 28, 2002, none of which were tendered pursuant to notices of guaranteed delivery. The tendered shares are subject to validation by TRW's transfer agent.

Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the Securities and Exchange Commission on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW stock for Northrop Grumman common stock. These documents, and any amendments or supplements thereto, contain important information which should be read by TRW shareholders before making any decision regarding the offer to exchange. Copies of these documents are available without charge at the Securities and Exchange Commission's website at www.sec.gov or upon request from D.F. King & Co., Inc., the information agent for Northrop Grumman's offer to exchange, at 800-755-7520.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies of TRW shareholders in connection with shareholder proposals relating to the 2002 Annual Meeting of TRW Shareholders and a Special Meeting of TRW Shareholders to be held on April 24, 2002 and April 22, 2002, respectively. Northrop Grumman has filed preliminary materials for these shareholder meetings which contain information regarding such potential participants. Northrop Grumman's proxy materials contain important information and should be read by TRW shareholders. These proxy materials and any amendments thereto may be obtained at no charge at the SEC's website at www.sec.gov as they become available.

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